:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-51200

CUSIP NUMBER 185061 10 8

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: fiscal quarter ended March 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable

PART I — REGISTRANT INFORMATION

ClearPoint Business Resources, Inc.
Full Name of Registrant

Former Name if Applicable

1600 Manor Drive, Suite 110
Address of Principal Executive Office (Street and Number)

Chalfont, PA 18914
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

Please see attached Exhibit A in response to this Part III.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kurt Braun	215	997-7710
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see attached Exhibit B in response to this Part IV.

ClearPoint Business Resources, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 16, 2008	By	/s/ Kurt Braun
		Name:	Kurt Braun
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

EXHIBIT A

ClearPoint Business Resources, Inc. (the “Company”) did not file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008 (the “Quarterly Report”) on or prior to May 15, 2008, and, for the reasons stated below, the Company’s financial statements for the fiscal quarter ended March 31, 2008 remain subject to review and further analysis at this time.

During the fiscal quarter ended March 31, 2008 and the fiscal quarter ending June 30, 2008, the Company’s management devoted considerable time and resources to evaluating and completing various transactions, as disclosed in the Company’s reports filed with the Commission, and preparing its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), which was filed with the Commission on April 15, 2008, and an amendment to the Form 10-K which was filed with the Commission on April 29, 2008.

Management’s efforts related to completing the transactions described above, reflecting the financial impact of such transactions in the Company’s financial statements and notes thereto, preparing the Form 10-K, as amended, and evaluating the Company’s financial position have required a significant amount of management time and other Company resources that normally would be devoted to the preparation of the Quarterly Report and related matters.

EXHIBIT B

For the reasons stated in Exhibit A to this Form 12b-25, the Company’s financial statements for the fiscal quarter ended March 31, 2008 remain subject to review and further analysis at this time. As such, the Company cannot make a reasonable estimate of the changes in results of operations from the fiscal quarter ended March 31, 2007 to the fiscal quarter ended March 31, 2008 which will be reported in its Quarterly Report on Form 10-Q expected to be filed no later than May 20, 2008.